SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2002

                           ---------------------------

                            Bayer Aktiengesellschaft
             (Exact name of registrant as specified in its charter)

                              Bayerwerk, Gebaude W1
                               D-51368 Leverkusen
                                     Germany
                    (Address of principal executive offices)

                           ---------------------------

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F  X        Form 40-F
                                        ---                 ---

                Indicate by check mark whether the registrant by
                  furnishing information contained in this Form
                  is also thereby furnishing information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes      No  X
                                        ---     ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                  EXHIBIT INDEX


1.   One press release dated April 17, 2002.

2. One English-language version of Bayer AG's Interim Report for the first quarter of 2002 as distributed at Bayer AG's Annual Stockholders' Meeting, April 26, 2002.

3. English-language transcript of speech held by Dr. Manfred Schneider, Chairman of the Board of Management of Bayer AG, at Bayer AG's Annual Stockholders' Meeting, April 26, 2002.

4.   One press release dated April 26, 2002.

5.   One press release dated April 26, 2002.

                                    EXHIBIT 1

                                  [Bayer Logo]

Corporate Investor Relations

European Commission clears planned transaction - Bayer can acquire Aventis CropScience

Approval subject to a number of divestments - FTC decision imminent

Leverkusen - The European Commission has authorized Bayer AG's acquisition of Aventis CropScience subject to certain conditions. Approval from this regulatory authority is a decisive step towards establishing the new company Bayer CropScience. "Following an in-depth dialogue with the Commission, we now have an outcome that should enable us to achieve our strategic goals of becoming one of the top companies in our industry and at the same time ensuring the long-term competitiveness of Bayer CropScience," commented Dr. Jochen Wulff, designated Management Board Chairman of Bayer CropScience. The U.S. antitrust authority, the Federal Trade Commission (FTC), is expected to announce its decision shortly.

Under the conditions imposed by the E.U. Commission, a number of products for certain applications and in certain regions must be divested or outlicensed within six months. The list of conditions relates to total product sales of EUR 600 million - or 9 percent of the combined business based on 2000 figures.

The main requirement concerning insecticides is the divestment of the global business in agrochemical products based on Aventis' active substance fipronil, though these products may be licensed back for regions other than Europe and the United States. Also to be sold is the European business in the insecticides ethiprol, phosalone, cypermethrin and acetamiprid. Existing Bayer products to be divested for Europe are those with the active ingredients cyfluthrin, beta-cyfluthrin, oxydemeton-methyl and fenamiphos.

The European business in the herbicides linuron and metamitron and the fungicides iprodione, prochloraz, pyrimethanil, triticonazole and fluquinconazole is also to be sold.

Other conditions imposed relate to product outlicensing for regions, individual countries or specific applications. Said Wulff: "From the start, we were realistic about possible objections by the antitrust authorities. We anticipate keen interest from prospective purchasers and will use the proceeds of the divestitures and licenses to further strengthen the company."

The Commission's decision was based on an in-depth antitrust review of the acquisition, notice of which was given in October 2001. This involved analysing the positions of all the products of both companies in their respective fields of application and in individual markets, as well as obtaining statements from competitors and customers. Bayer as the acquirer then submitted proposals that dispelled the Commission's objections.

Leverkusen, April 17, 2002

Forward-Looking Statements

This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                    EXHIBIT 2

Information for Stockholders 2002
Interim Report for the First Quarter

[Bayer logo]

Interim Report for the First Quarter

Net income substantially improved - No recovery in industrial business so far

Hopes of an economic recovery were not yet fulfilled in the first quarter of 2002. However, we believe the U.S. economy, which had weakened considerably, will recover in the course of the year and we also anticipate an economic revival in Europe.

Sales from continuing operations
(euro) million
                    2002        2001        2001        2001        2001
                     Q1          Q1          Q2          Q3          Q4
                     --          --          --          --          --

Domestic           1,989       2,252       2,157       1,827       1,880
Foreign            4,968       5,188       5,575       4,824       5,235

Operating result from continuing operations before exceptional items
(euro)million

                    2002        2001        2001        2001        2001
                     Q1          Q1          Q2          Q3          Q4
                     --          --          --          --          --

                     493         912         541          46         356


The 6 percent decline in sales from continuing operations, to (euro)7.0 billion, was fairly modest considering the state of the economy in the first quarter and especially since portfolio changes accounted for a 4 percent decrease.

The operating result before exceptional items dropped by 46 percent to (euro)0.5 billion, due partly to the weakness of the economy but also to continuing pressure on polymers margins and the absence of sales of the cholesterol-lowering drug Lipobay(R)/Baycol(R).


Change in sales                                     1st Quarter
---------------                                     -----------
Reported                                                  -8%
Continuing operations                                     -6%
Volumes                                                   +1%
Prices                                                    -4%
Exchange rates                                            +1%
Portfolio changes                                         -4%

After exceptional items, the operating result matched the (euro)0.8 billion earned in the same period last year. It was boosted to the tune of (euro)0.5 billion by the sale of company-owned housing units, but diminished by (euro)0.2 billion in charges for restructuring and site consolidation.

Including the Haarmann & Reimer and Fibers business groups, which it is planned to divest, sales declined by 8 percent to (euro)7.2 billion, and the operating result was down just 1 percent.

Performance by Business Area

Our four business areas recorded combined external sales of (euro)6.8 billion, an operating result of (euro)0.6 billion before exceptional items and corporate costs, and gross cash flow of (euro)0.7 billion. Polymers posted the highest sales volume and CropScience the highest operating margin, while Health Care accounted for the largest shares of the operating result and gross cash flow.

Performance by business area (before reconciliation)
(euro) million

                                    Health Care         CropScience          Polymers           Chemicals
                                    -----------         -----------          --------           ---------
Sales                                   2,410                866               2,648                847
Operating result *                        244                144                  92                 77
Gross cash flow                           266                107                 219                115
* Before exceptional items

Interim Report for the First Quarter


Health Care
(euro) million

                                               1st Quarter          1st Quarter           Full year
                                                  2002                 2001                 2001
                                                  ----                 ----                 ----
Sales                                              2,410                2,566               10,821
Operating result before exceptional items            244                  380                  943
Return on sales before exceptional items           10.1%                14.8%                 8.7%
Gross cash flow                                      266                  366                  926


CropScience
(euro) million

                                               1st Quarter          1st Quarter           Full year
                                                  2002                 2001                 2001
                                                  ----                 ----                 ----
Sales                                                866                  814                2,708
Operating result before exceptional items            144                  213                  453
Return on sales before exceptional items           16.6%                26.2%                16.7%
Gross cash flow                                      107                  160                  550


Sales in the Health Care business area decreased by 6 percent to (euro)2.4 billion, largely because of the withdrawal of the cholesterol-lowering drug Lipobay(R)/Baycol(R). The operating result dropped by 36 percent to (euro)0.2 billion, and gross cash flow was down 27 percent, to (euro)0.3 billion.

Pharmaceuticals saw business decline by (euro)233 million, or 19 percent, to
(euro)1.0 billion, with the absence of Lipobay(R)/Baycol(R) diminishing sales by
(euro)246 million. The anti-infective Ciprobay(R)/Cipro(R) showed growth, while the antihypertensive Adalat(R) was exposed to increasing competition from generics, especially in the United States.

The Biological Products Business Group grew sales by 36 percent to (euro)0.3 billion, mainly because increased quantities of our factor VIII product Kogenate(R) were released.

Bayer and Aventis have signed a non-binding letter of intent to combine the Biological Products Business Group and Aventis Behring into a joint venture.

Consumer Care sales were down 9 percent to (euro)0.5 billion due to lower sales of our cold remedies and the effects of the economic crisis in Argentina.

We plan to optimize the portfolio by divesting the household insecticides business.

Sales of the Diagnostics Business Group rose by 8 percent to (euro)0.5 billion, with increases in all business units. Nucleic acid diagnostics showed the strongest growth.

A worldwide distribution agreement for oncology-related serum assays was signed with DAKO A/S of Denmark.

Animal Health boosted sales by 13 percent to (euro)0.2 billion, mainly due to a strong upward trend in our products for companion animals in North America.

CropScience sales rose 6 percent to (euro)0.9 billion, with our European and North American companies contributing most to the increase. The operating result and gross cash flow slipped by 32 and 33 percent, respectively, to (euro)0.1 billion each, chiefly due to write-offs of receivables in Latin America and one-time charges for the integration of Aventis CropScience.

The European Commission has approved the acquisition of Aventis CropScience subject to certain conditions. The U.S. Federal Trade Commission (FTC) is expected to announce its decision shortly.

Polymers
(euro) million

                                                 1st Quarter          1st Quarter           Full year
                                                    2002                 2001                 2001
                                                    ----                 ----                 ----
Sales                                                2,648                2,846               10,788
Operating result before exceptional items               92                  230                  434
Return on sales before exceptional items              3.5%                 8.1%                 4.0%
Gross cash flow                                        219                  381                1,201

Chemicals
(euro) million

                                                 1st Quarter          1st Quarter           Full year
                                                    2002                 2001                 2001
                                                    ----                 ----                 ----
Sales                                                  847                1,023                3,749
Operating result before exceptional items               77                  132                  271
Return on sales before exceptional items              9.1%                12.9%                 7.2%
Gross cash flow                                        115                  124                  379


The Polymers business area continued to be affected by poor trading conditions in the first quarter of 2002. Fierce competition for market share was accompanied by further price erosion. The cost structure programs we have embarked on could not yet fully offset the resulting pressure on margins. Against this background the business area posted sales of (euro)2.6 billion, with the operating result amounting to (euro)0.1 billion and gross cash flow to
(euro)0.2 billion.

Sales of the Plastics Business Group declined by 19 percent to (euro)0.8 billion, largely because of a substantial drop in demand and price reductions in the Polycarbonates Business Unit.

In the Rubber Business Group, continuing weak demand from the automotive industry caused a 6 percent drop in sales, to (euro)0.6 billion.

Sales of Polyurethanes grew by 4 percent to (euro)0.8 billion, mainly as a result of higher volumes in the Comfort and Insulation business units.

This business group is strengthening its market position in Scandinavia by acquiring the polyurethanes activities of the Danish company Tectrade A/S, Copenhagen.

Sales in the Coatings and Colorants Business Group slipped 3 percent to
(euro)0.5 billion.

The Chemicals business area recorded a 17 percent decline in sales, of which 7 percentage points were due to portfolio changes. Here, too, continuing pressure on margins weighed heavily on the operating result. Gross cash flow receded by 8 percent to (euro)0.1 billion.

The Basic and Fine Chemicals Business Group saw sales drop by 13 percent to
(euro)0.2 billion, primarily because of divestments. Other factors were the effect of the weak economy on the basic chemicals business and, in the Inorganic Basic Chemicals Business Unit, a sharp drop in the price of caustic soda solution.

Business in Specialty Products was down 5 percent to (euro)0.4 billion, due partly to generally weak demand and partly to lower sales of textile processing chemicals in North America.

In the Wolff Walsrode Business Group, portfolio changes caused sales to decrease by 27 percent to (euro)0.1 billion.

Sales of H.C. Starck fell 35 percent - mainly because of the continuing cyclical weakness in the electrical industry - to (euro)0.2 billion.

Cash flow statements
(euro) million

                                                         1st Quarter          1st Quarter
                                                            2002                 2001
                                                            ----                 ----
Gross operating cash flow                                     834                1,067
Changes in working capital                                   (594)                (770)
Net cash provided by operating activities                     240                  297
  of which discontinuing operations                            23                  (16)
Net cash used in investing activities                         (62)                (746)
  of which discontinuing operations                           (29)                 (21)
Net cash provided by financing activities                     194                  415
  of which discontinuing operations                             5                   47
Change in cash and cash equivalents                           372                  (34)
Cash and cash equivalents at beginning of year                719                  491
Exchange rate movements and changes in scope of
  consolidation                                                 1                   18
Cash and cash equivalents at end of first quarter           1,092                  475




Performance by region (by point of origin, before reconciliation)
(euro) million

                                                                                                Latin
                                                                                              America/
                                                         North                                 Africa/
                                     Europe             America          Asia/Pacific        Middle East
                                     ------             -------          ------------        -----------
Sales                                3,297              2,266                900                 494
Operating result *                     473                 (2)                69                  37
Gross cash flow                        554                174                 70                  49
* Before exceptional items


Performance by Region

Sales of our companies in Europe registered an 8 percent decline, to (euro)3.3 billion.

The operating result dropped by 41 percent to (euro)0.5 billion, and gross cash flow was down 27 percent, at (euro)0.6 billion. The 14 percent return on sales was well above the Group average of 7 percent. In North America and Asia/Pacific, too, we recorded lower sales, operating income and gross cash flow.

In the Latin America/Africa/Middle East region, Bayer companies posted 5 percent higher sales in local currencies. Shifts in currency parities had a negative effect. The operating result was on a par with last year, while gross cash flow improved by 20 percent to (euro)49 million.

Earnings
(euro) million

                                            1st Quarter          1st Quarter           Full year
                                               2002                 2001                 2001
                                               ----                 ----                 ----
Operating result                                  840                  848                1,611
  of which discontinuing operations                19                   24                  369
Non-operating result                             (157)                (126)                (496)
Income before income taxes                        683                  722                1,115
Net income                                        523                  442                  965


Liquidity and capital resources

The consolidated financial statements for the first quarter of 2002 have been prepared as for the year 2001 according to the rules issued by the International Accounting Standards Board, London. Reference should be made as appropriate to the notes to the 2001 statements.

While gross cash flow declined by (euro)233 million, net cash flow was down by only (euro)57 million because of a (euro)176 million reduction in working capital compared with the first quarter of 2001. Net cash used in investing activities came to (euro)62 million, including (euro)26 million for net additions to property, plant and equipment. The latter figure is the difference between (euro)541 million in capital expenditures and (euro)515 million in cash inflows from sales of noncurrent assets. Net cash outflow for investments, after deducting interest and dividends received, amounted to (euro)36 million.

Financing activities provided net cash of (euro)194 million, with (euro)310 million in net borrowings partially offset by (euro)116 million in interest paid after taxes.

Cash and cash equivalents increased from the first quarter of last year by
(euro)617 million to (euro)1,092 million. Including marketable securities and other instruments, the Group had liquid assets of (euro)1,144 million on March 31, 2002.

Earnings performance

The operating result - including discontinuing operations - for the first quarter of 2002 declined by 1 percent to (euro)0.8 billion. This includes the
(euro)0.5 gain on the sale of the majority of our company housing units.

The non-operating result declined by (euro)31 million to minus (euro)157 million.

Income tax expense, at (euro)159 million, was (euro)125 million less than for the same period last year due to the tax-free income from the above sale. The effective tax rate dropped by 16 percentage points to 23 percent. Net income rose by 18 percent to (euro)523 million.

Interim Report for the First Quarter


Balance sheet structure
(euro) million

                                      March 31, 2002           March 31, 2001           Dec. 31, 2001
                                      --------------           --------------           -------------
Noncurrent assets                          21,621                   21,656                  21,702
Current assets                             16,541                   16,631                  15,337
Stockholders' equity                       16,763                   16,322                  16,922
Minority stockholders' interest                96                      108                      98
Liabilities                                21,303                   21,857                  20,019
Total assets                               38,162                   38,287                  37,039


Asset and capital structure

Total assets increased during the first three months of 2002 by (euro)1.1 billion, or 3 percent, to (euro)38.2 billion.

Growth was mainly in current assets, with trade accounts receivable (euro)0.6 billion higher than on December 31, 2001 and liquid assets (euro)0.4 billion higher.

Stockholders' equity declined by (euro)0.2 billion to (euro)16.8 billion. The
(euro)0.5 billion in net income for the first quarter does not offset the proposed dividend for 2001.

Liabilities, including deferred taxes and deferred income, grew to (euro)21.3 billion. Of the increase, the dividend allocation alone accounts for (euro)0.7 billion. Net debt was unchanged from December 31, 2001 at (euro)6.5 billion.

Capital expenditures

In the first quarter of 2002 we spent (euro)0.5 billion for intangible assets, property, plant and equipment. In line with our declared strategy, this was fully financed out of the (euro)0.6 billion amortization and depreciation charge. Europe accounted for expenditures of (euro)0.2 billion, with 83 percent of this invested at our German sites. We more than doubled our capital investment in North America, to (euro)0.3 billion.

The capital expenditure budget for the full year 2002 is (euro)2.4 billion.

Employees

On March 31, 2002 the Bayer Group had 111, 100 employees in its continuing operations, which was 900 fewer than at the start of the year. Headcount was reduced by 600 in Europe, 200 in the Latin America/Africa/Middle East region and 100 in Asia/Pacific. The number of employees in North America was unchanged. Compared with the first quarter of 2001, personnel expenses rose by (euro)45 million to (euro)1.9 billion. Of this increase, (euro)25 million resulted from currency translations.

Outlook

In the Health Care business area, we expect substantially higher sales this year for biological products, though this cannot compensate for the absence of Lipobay(R)/Baycol(R). Operating income will be further affected by restructuring charges in Pharmaceuticals and expenses for the planned launch of our new drug for the treatment of erectile dysfunction. In Diagnostics and Biological Products, however, we expect earnings to improve.

CropScience should post moderate business growth during the year despite the economic weakness in Latin America. The operating result, however, will be hampered by expenses for the integration of Aventis CropScience.

The business trend in Polymers and Chemicals is crucially dependent on an improvement in the economic situation. The cost structure programs we have initiated cannot fully offset the continuing pressure on margins.

Regarding the full year 2002, the current economic uncertainty precludes any reliable forecast for the operating business. However, gains from the planned divestitures should significantly improve net income.

Interim Report for the First Quarter
Bayer Group Highlights


                                                            1st Quarter              Full year
                                                       2002            2001             2001
                                                       ----            ----             ----
Sales ((euro)million)                                   7,233            7,901          30,275
  of which discontinuing operations                       276              461           1,337
Sales from continuing operations                        6,957            7,440          28,938
Change                                                  -6.5%           +10.2%           +1.1%
Domestic companies                                      1,989            2,252           8,116
Change                                                 -11.7%           +10.2%           -0.2%
Foreign companies                                       4,968            5,188          20,822
Change                                                  -4.2%           +10.2%           +1.7%

Operating result ((euro)million)                          840              848           1,611
  of which discontinuing operations                        19               24             369
Operating result from continuing operations               821              824           1,242
Change                                                  -0.4%           -16.4%          -59.5%
Operating result from continuing operations
  before exceptional items                                493              912           1,855
Change                                                 -45.9%            -7.9%          -42.2%

Return on sales before exceptional items                 7.1%            12.3%            6.4%

Net income ((euro)million)                                523              442             965
Change                                                 +18.3%           -20.5%          -46.9%

Gross cash flow ((euro)million)                           834            1,067           2,923
Change                                                 -21.8%            +2.9%          -29.8%

Capital expenditures ((euro)million)*                     528              519           2,553
Domestic companies                                        182              234           1,346
Foreign companies                                         346              285           1,207

Number of employees* as of March 31                   111,100          114,600         112,000

Personnel expenses ((euro)million)                      1,879            1,834           7,576
Change                                                  +2.5%            +7.1%           +3.9%

* continuing operations

Bayer Group Consolidated Statements of Income (Summary)

                                                                 1st Quarter               Change %
                                                            2002            2001
                                                            ----            ----
                                                                  (euro) million
Net sales                                                    7,233            7,901           -8.5%
Net sales from discontinuing operations                      (276)            (461)          -40.1%
Net sales from continuing operations                         6,957            7,440           -6.5%
Cost of goods sold                                         (4,070)          (3,873)           +5.1%
Gross profit                                                 2,887            3,567          -19.1%

Selling expenses                                           (1,574)          (1,672)           -5.9%
Research and development expenses                            (551)            (562)           -2.0%
General administration expenses                              (217)            (253)          -14.2%
Other operating income (expenses) - net                        276            (256)               o
Operating result from continuing operations                    821              824           -0.4%
Operating result from discontinuing operations                  19               24          -20.8%
Operating result                                               840              848           -0.9%

Non-operating result                                         (157)            (126)          -24.6%

Income before income taxes                                     683              722           -5.4%
Income taxes                                                 (159)            (284)          -44.0%
Income after taxes                                             524              438          +19.6%

Minority stockholders' interest                                (1)                4               o
Net income                                                     523              442          +18.3%
Earnings per share ((euro))                                   0.72             0.61          +18.0%

Bayer Group Consolidated Balance Sheets (Summary)


                                                March 31, 2002         March 31, 2001          Dec. 31, 2001
                                                --------------         --------------          -------------
                                                                          (euro) million
Assets
Noncurrent assets                                   21,621                 21,656                 21,702

Inventories                                          5,852                  6,454                  5,818
Receivables                                          8,898                  9,312                  8,140
Liquid assets                                        1,144                    677                    771
Current assets                                      15,894                 16,443                 14,729

Deferred taxes                                         647                    188                    608
                                                    38,162                 38,287                 37,039
  of which discontinuing operations                  1,043                  1,529                  1,049

Stockholders' equity and liabilities
Capital stock and reserves                           4,812                  4,812                  4,812
Retained earnings                                   10,159                  9,911                  9,841
Net income                                             523                    442                    965
Other comprehensive income
  Currency translation adjustment                      666                    811                    759
  Miscellaneous items                                  603                    346                    545
Stockholders' equity                                16,763                 16,322                 16,922

Minority stockholders' interest                         96                    108                     98

Long-term liabilities                                8,477                  8,934                  8,906
Short-term liabilities                              11,488                 11,311                  9,875
Liabilities                                         19,965                 20,245                 18,781
  of which discontinuing operations                    313                    481                    307

Deferred taxes                                       1,338                  1.612                  1.238
                                                    38,162                 38,287                 37,039

Bayer Group Consolidated Statements of Changes in Stockholders' Equity


                                      Capital
                                       stock                                   Currency
                                        and         Retained         Net      translation      Miscellaneous
                                     reserves       earnings       income      adjustment           items         Total
                                     --------       --------       ------      ----------           -----         -----
                                                                       (euro) million
December 31, 2000                      4,812          9,047         1,816         465                 0          16,140
Dividend payment                                                   (1,022)                                       (1,022)
Allocation to retained earnings                         864          (794)                                           70
Exchange differences                                                              346                               346
Other changes in stockholders'
equity                                                                                              346             346
Income after taxes                                                    442                                           442

March 31, 2001                         4,812          9,911           442         811               346          16,322

December 31, 2001                      4,812          9,841           965         759               545          16,922
Dividend payment                                                     (657)                                         (657)
Allocation to retained earnings                         318          (308)                                           10
Exchange differences                                                              (93)                              (93)
Other changes in stockholders'
equity                                                                                               58              58
Income after taxes                                                    523                                           523

March 31, 2002                         4,812         10,159           523         666               603          16,763

Interim Report for the First Quarter
Key Data by Segment and Region

                                                          Health Care                                  CropScience
                                                          -----------                                  -----------
                                 Pharmaceuticals &      Consumer Care &
Segments                        Biological Products       Diagnostics           Animal Health          CropScience
(euro)million                        1st Quarter           1st Quarter            1st Quarter          1st Quarter
                                   2002       2001       2002       2001        2002       2001       2002       2001
                                   ----       ----       ----       ----        ----       ----       ----       ----
Net sales (external)              1,257      1,422        950        964         203        180        866        814
  Change in(euro)                -11.6%      +2.0%      -1.5%      +5.8%      +12.8%      -8.2%      +6.4%      -1.8%
  Change in local
    currencies                   -12.7%      +0.6%      -1.9%      +4.1%      +12.6%      -9.0%      +6.7%      -1.7%
Intersegment sales                    8          8          1          0           0          3         17         43
Operating result
  before exceptional
  items                             131        285         63         73          50         22        144        213
Return on sales
  before exceptional
  items                           10.4%      20.0%       6.6%       7.6%       24.6%      12.2%      16.6%      26.6%
Exceptional items                   (8)        (4)        (6)       (10)           0          0          0          0
Operating result                    123        281         57         63          50         22        144        213
Return on sales                    9.8%      19.8%       6.0%       6.5%       24.6%      12.2%      16.6%      26.2%
Gross cash flow                     114        231        111        114          41         21        107        160

                                                   Polymers                         Chemicals
                                                   --------                         ---------
                                                           Polyurethanes,
                                                             Coatings &
Segments                           Plastics & Rubber          Colorants             Chemicals
(euro)million                         1st Quarter            1st Quarter           1st Quarter
                                       2002       2001        2002       2001       2002       2001
                                       ----       ----        ----       ----       ----       ----
Net sales (external)                  1,308      1,522       1,340      1,324        847      1,023
  Change in(euro)                    -14.1%     +11.5%       +1.2%     +23.9%     -17.2%     +27.1%
  Change in local currencies         -15.4%      +9.6%       +0.5%     +22.2%     -16.0%     +26.2%
Intersegment sales                       29         30          32         38         95        111
Operating result before
  exceptional items                      24        185          68         45         77        132
Return on sales before
  exceptional items                    1.8%      12.2%        5.1%       3.4%       9.1%      12.9%
Exceptional items                       (9)       (11)        (93)        (7)        (6)       (51)
Operating result                         15        174        (25)         38         71         81
Return on sales                        1.1%      11.4%      (1.9)%       2.9%       8.4%       7.9%
Gross cash flow                         109        229         110        152        115        124

                                                         Continuing           Discontinuing
Segments                        Reconciliation           operations            operations            Bayer Group
                                --------------           ----------            ----------            -----------
(euro)million                     1st Quarter           1st Quarter            1st Quarter           1st Quarter
                                2002       2001       2002       2001        2002       2001       2002     2001
                                ----       ----       ----       ----        ----       ----       ----     ----
Net sales (external)            186        191      6,957      7,440         276        461       7,233      7,901
  Change in(euro)                 -          -      -6.5%     +10.2%           -          -       -8.5%      +7.8%
  Change in local
    currencies                    -          -      -6.9%      +8.9%           -          -       -8.9%      +6.5%
Intersegment sales            (182)      (233)          -          -           -          -          -          -
Operating result
  before exceptional
  items                        (64)       (43)        493        912          19         41         512        953
Return on sales
  before exceptional
  items                           -          -       7.1%      12.3%           -          -        7.1%      12.1%
Exceptional items               450        (5)        328       (88)           0        (17)        328      (105)
Operating result                386       (48)        821        824          19         24         840        848
Return on sales                   -          -      11.8%      11.1%           -          -       11.6%      10.7%
Gross cash flow                  94          2        801      1,033          33         34         834      1,067

                                                                                                        Latin America/
                                                                                                           Africa/
Regions                                  Europe             North America          Asia/Pacific           Middle East
                                         ------             -------------          ------------           -----------
(euro)million                         1st Quarter           1st Quarter            1st Quarter           1st Quarter
                                    2002       2001       2002       2001        2002       2001       2002       2001
                                    ----       ----       ----       ----        ----       ----       ----       ----
Net sales (external)              2,914      3,218      2,242      2,254       1,113      1,201        688        767
  by market
Net sales (external)              3,297      3,590      2,266      2,357         900        963        494        530
  by point of origin
  Change in(euro)                 -8.2%     +10.0%      -3.9%      +8.4%       -6.5%     +18.3%      -6.8%      +6.6%
  Change in local
    currencies                    -8.4%      +9.9%      -8.8%      +3.0%       -4.9%     +22.6%      +5.1%      +3.5%
Interregional sales                 795        908        506        458          53         70         25         32
Operating result
  before exceptional
  items                             473        804        (2)         35          69        110         37         38
Return on sales
  before exceptional
  items                           14.3%      22.4%     (0.1)%       1.5%        7.7%      11.4%       7.5%       7.2%
Exceptional items                   427       (24)       (98)       (55)           0        (4)        (1)          0
Operating result                    900        780      (100)       (20)          69        106         36         38
Return on sales                   27.3%      21.7%     (4.4)%     (0.8)%        7.7%      11.0%       7.3%       7.2%
Gross cash flow                     554        755        174        221          70         97         49         41

                                                             Continuing           Discontinuing
Regions                             Reconciliation           operations            operations            Bayer Group
                                    --------------           ----------            ----------            -----------
(euro)million                         1st Quarter           1st Quarter            1st Quarter           1st Quarter
                                    2002       2001       2002       2001        2002       2001       2002       2001
                                    ----       ----       ----       ----        ----       ----       ----       ----
Net sales (external)                  -          -      6,957      7,440         276        461      7,233      7,901
  by market
Net sales (external)                  -          -      6,957      7,440         276        461      7,233      7,901
  by point of origin
  Change in(euro)                     -          -      -6.5%     +10.2%           -          -      -8.5%      +7.8%
  Change in local
    currencies                        -          -      -6.9%      +8.9%           -          -      -8.9%      +6.5%
Interregional sales             (1,379)    (1,468)          -          -           -          -          -          -
Operating result
  before exceptional
  items                            (84)       (75)        493        912          19         41        512        953
Return on sales
  before exceptional
  items                               -          -       7.1%      12.3%           -          -       7.1%      12.1%
Exceptional items                     0        (5)        328       (88)           0       (17)        328      (105)
Operating result                   (84)       (80)        821        824          19         24        840        848
Return on sales                       -          -      11.8%      11.1%           -          -      11.6%      10.7%
Gross cash flow                    (46)       (81)        801      1,033          33         34        834      1,067

2001 figures restated

Forward-Looking Statements

     This Interim Report contains forward-looking statements. These statements use words like "believes", "assumes", "expects" or similar formulations. Various known and unknown risks, uncertainties and other factors could lead to substantial differences between the actual future results, financial situation, development or performance of our company and those either expressed or implied by these statements. These factors include, among other things:

o    downturns in the business cycle of the industries in which we compete;

o new regulations, or changes to existing regulations, that increase our operating costs or otherwise reduce our profitability;

o increases in the price of our raw materials, especially if we are unable to pass these costs along to customers;

o    loss or reduction of patent protection for our products;

o liabilities, especially those incurred as a result of environmental laws or product liability litigation;

o fluctuation in international currency exchange rates as well as changes in the general economic climate; and

o    other factors identified in this Interim Report.

These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).

In view of these uncertainties, we caution readers not to place undue reliance on these forward-looking statements. We accept no obligation to continue to report or update these forward-looking statements or adjust them to future events or developments.

Published by:

Bayer AG

Corporate Communications Division
51368 Leverkusen, Germany
Phone +49 214 30 58992
Fax +49 214 30 71985
Distribution: phone +49 214 30 71816

Bayer on the Internet:
www.bayer.com

[Bayer logo]

                                    EXHIBIT 3

[English-language transcript of speech given by Dr. Manfred Schneider, Chairman of the Board of Management of Bayer AG, at Bayer's Annual Stockholders' Meeting, April 26, 2002]

Ladies and gentlemen,

On behalf of my colleagues on the Board of Management, I too would like to welcome you to this year's Annual Stockholders' Meeting. We are pleased that so many stockholders have again responded to our invitation. This is an impressive indication of your strong ties to Bayer.

At the center of our attention this year is the reorganization of the Bayer Group and the transformation of our management structures, which are currently being implemented under the slogan "The New Bayer".

The main objectives are to improve Bayer's long-term competitiveness, strengthen the focus on our core businesses in Health Care, CropScience, Polymers and Chemicals, and optimize our services.

We ultimately aim to achieve leadership positions, or safeguard existing ones, in our various markets and to increase the value of our company over the long term in the interests of our stockholders.

The reorganization will lead to far-reaching changes. It will present major challenges to all those involved and demand a heavy commitment on everyone's part - from the Board of Management to the employees of our various organizational units.

Despite this, we are not losing sight of our everyday operations. The business situation remains difficult. Earnings were sharply down in 2001, and the first quarter of 2002 was unsatisfactory. There are still no clear signs of a real recovery.

But before I get to our business performance and the further outlook for 2002, I'd like to make a few comments about developments in 2001, which are described in detail in our Annual Report.

We were faced with difficulties and challenges on a scale that we had never before experienced.

It started with production problems for our genetically engineered blood-clotting factor Kogenate(R). Then came the unexpectedly sharp downturn in the industrial business, which affected Polymers in particular, followed by the withdrawal in the summer of our cholesterol-lowering drug Lipobay(R)/Baycol(R), which had far-reaching consequences.

The problems with Kogenate(R) and the Baycol(R) withdrawal diminished the operating result of our Pharmaceuticals Business Group by a total of (euro)950 million including exceptional charges.

The economic downturn further reduced earnings by more than (euro)600 million compared to the previous year.

We can and we must solve the technical problems ourselves, and we have made good progress in this respect. Economic fluctuations are part of business life and they can be at least partially offset through suitable countermeasures.

The Lipobay(R)/Baycol(R) withdrawal, on the other hand, has left a permanent mark. We cannot easily close the gap that it has created. After all, we had budgeted for more than (euro)1 billion in sales of this product last year, as well as a major contribution to our earnings that was to increase steadily over the coming years.

The withdrawal thus had a strong effect on our corporate value - although we are convinced that the reaction of the capital markets to the summer 2001 withdrawal was excessive.

Yet there were also positive headlines in 2001.

The foremost of these was certainly the agreement to acquire the crop science business of Aventis - the largest acquisition in Bayer's history. We are thus implementing our strategy of expanding our agriculture activities over the long term to capture a leading global position in this attractive market.

This applies both to conventional crop protection - that's to say insecticides, herbicides and fungicides - and to the so-called green biotechnology sector and the specialties business in agrochemical compounds. The acquisition gives us an excellent starting position in these areas.

We are pleased to report that the European antitrust authorities have since approved the acquisition - with conditions that we can accept. We have carefully prepared all the details of the integration, which will begin without delay as soon as we get the green light from the U.S. authorities as well.

A further success was the package of measures we have introduced to get the company back on track.

This includes the extensive cost-structure projects we initiated last year, which now number 11 programs. We aim to achieve total savings of (euro)2 billion by 2005, and thus make our structures more streamlined and efficient.

The individual measures have been spelled out, and we are consistently implementing them.

In Pharmaceuticals in particular, we have greatly stepped up our restructuring and cost-containment efforts, partly in order to compensate for the negative effects of the Lipobay(R)/Baycol(R) withdrawal.

To optimize for the long term our processes and structures in biological products and Kogenate(R) in particular, we have created a new Biological Products Business Group.

At the same time, this will facilitate the planned merger of the Aventis plasma business with our blood plasma products. Now that agreement has been reached in principle, we are currently negotiating the details.

By forming a joint venture under our management control, we would achieve an outstanding position in the plasma business, which is an important element of our health care strategy.

We have also decided to accelerate our portfolio management and divest businesses that are no longer core activities.

This includes the decision to divest Haarmann & Reimer, Rhein Chemie, PolymerLatex, the household insecticides business of Consumer Care and our remaining generics activities.

These processes are under way, and in some cases are already completed or at advanced stages. For example, we have already sold most of our generics businesses, as well as our company housing units in Germany.

We currently expect that all divestiture processes will be largely completed by the end of this year.

Another gratifying accomplishment last year was a considerable increase in net cash flow by 33 percent to (euro)3.7 billion. This reflects the initial success of our redoubled efforts in asset management. We aim to secure and further expand this achievement in the coming months.

2001 was a disappointing year overall, but there was also some good news to report, as you can see.

However, the key data clearly show the mark left by the problems I mentioned and the unexpectedly sharp economic downturn.

Although sales from continuing operations rose slightly, all other figures were down - in some cases significantly.

The operating result before exceptional items dropped by 42 percent to (euro)1.8 billion for the reasons I already described.

The operating margin thus fell from 11 percent in the previous year to 6.4 percent in 2001.

Exceptional charges, mainly for restructuring measures in Polymers and the Lipobay(R)/Baycol(R) withdrawal, diminished the operating result by (euro)613 million. Operating profit was down 60 percent overall, to (euro)1.2 billion.

So much for the performance of our continuing operations.

The operating result from discontinuing operations amounted to (euro)369 million, more than (euro)300 million of which was generated by the sale of our 50 percent interest in Erdolchemie.

The reported operating result amounted to (euro)1.6 billion.

The negative non-operating result was higher by 67 percent at (euro)496 million. Income before taxes was down 63 percent year-on-year to (euro)1.1 billion.

Due to the unsatisfactory earnings performance and to tax-free income, income tax expense dropped by 87 percent to (euro)154 million.

Income after taxes thus declined by 48 percent to (euro)961 million.

The fact that we are proposing a dividend payment of 90 cents per share - which is no more than 36 percent below the previous year's level - reflects our confidence that a major part of the decline in earnings is only temporary and that our earning power is not weakened for the long term.

Moreover, our balance sheet structure and financial position remain good, and the high payout ratio of 68 percent underscores the importance we place on an appropriate profit distribution to our stockholders.

This concludes our look at 2001, which was without doubt one of our most challenging years in a long time.

However, we are convinced that we have taken the necessary steps and done everything required to solve the problems and reorganize the Bayer Group.

Make no mistake: the start to the new year was disappointing, although the picture is starting to improve somewhat.

In the Health Care business area, the turnaround in Biological Products, which is going as planned, and the continuing upswing in Diagnostics cannot compensate for the weakness in Pharmaceuticals.

Animal Health continues to perform very well, while Consumer Care has suffered setbacks, particularly in North America and Argentina.

Overall sales of the Health Care business area fell by 6 percent to (euro)2.4 billion in the first three months of this year.

The operating result before exceptionals dropped 36 percent to (euro)244 million. However, it must be remembered that Lipobay(R)/Baycol(R) still contributed substantially to sales and operating profit in the first quarter of 2001.

Our Crop Protection business continues to develop well. Following the transfer of the Animal Health Business Group to the Health Care business area, in part to prepare for the integration of Aventis CropScience, this business has been renamed CropScience.

CropScience sales grew by 6 percent to (euro)866 million. The operating result dropped by 32 percent to (euro)144 million, due in part to write-offs of receivables in Latin America and to integration costs already incurred.

The expected recovery in our industrial business has not yet materialized.

Polymers in particular remain under pressure. Raw material prices have not dropped to the extent anticipated at the end of 2001. Demand continues to be weak, and there are some significant overcapacities in the market.

The Polymers business area had sales of (euro)2.6 billion through the end of March. This was 7 percent less than in the first quarter of 2001.

The operating result declined by 60 percent to (euro)92 million. This is a further indication that there has been no change in the trend so far.

The situation is similar in Chemicals, where sales were down significantly in all four business groups.

Sales of this business area fell by 17 percent to (euro)847 million in the first quarter. The operating result declined by 42 percent to (euro)77 million.

The overall picture in the Group reflects that of its individual business areas. Sales from continuing operations declined by (euro)483 million, or 6 percent, to
(euro)7 billion.

The operating result before exceptionals dropped by 46 percent year-on-year to
(euro)493 million. However, it must be remembered that we got off to an exceptionally good start in the first quarter of 2001, in some cases with record earnings.

We recorded net exceptional income of (euro)328 million, compared to a net charge of (euro)88 million in the same period of 2001. This income includes the gain from the sale of our company housing in Germany.

Earnings from discontinuing business amounted to (euro)19 million. The reported operating result thus dipped by 1 percent year-on-year to (euro)840 million.

After the non-operating result of minus (euro)157 million, we recorded pre-tax income of (euro)683 million in the first quarter. This was 5 percent less than in the same period of the previous year.

Income taxes amounted to (euro)159 million, and income after taxes increased by 20 percent over the same period last year, to (euro)524 million.

In view of the currently unsatisfactory situation, we are doing all in our power to adopt countermeasures and improve our earnings performance.

Most important in this respect are our cost structure projects, from which we expect savings of (euro)500 million this year, most of which will be realized in the second half.

The turnaround in Biological Products should also lead to positive earnings again in this business group.

The same applies to our Diagnostics Business Group, which should contribute much better results following the completion of restructuring measures this year.

The Pharmaceuticals Business Group, on the other hand, will have to undergo further adjustments. There will also be expenses for the launch of our new product to treat erectile dysfunction, which is scheduled to be introduced in the U.S., the most important market, in the fall in cooperation with Glaxo SmithKline.

We expect a positive performance from our CropScience business. However, earnings of this business area will be temporarily impacted by integration charges.

We do not anticipate a substantial improvement in our industrial business. This applies to both Polymers and Chemicals, especially since raw material prices are rising again and the markets remain unstable.

However, additional opportunities should be created if business picks up in important markets and consumer industries such as the automotive, construction and electrical/electronics sectors.

The full extent of exceptional charges cannot yet be predicted. However, we do not expect that they will be higher than in 2001.

We expect considerably higher charges to the non-operating result due to the financing of the Aventis CropScience acquisition.

However, we aim to reduce financial obligations as quickly as possible, in part through income from divestitures. We intend to go on systematically cutting back on working capital by reducing inventories and receivables. We also aim to streamline our capital spending and reduce it to the level of depreciation.

Any forecast of the operating result would be characterized by uncertainty in view of the current unpredictable economic situation. It will therefore be another few weeks before we can give a well-founded estimate.

As we are expecting considerable additional earnings from the aforementioned divestment of businesses and affiliates, we anticipate much higher after-tax income for 2002 - despite the uncertainties in our operating business.

Ladies and gentlemen, to summarize: the business trend this year presents major challenges for us, and we are setting clear priorities.

First, we will do everything in our power to improve our earnings in an unfavorable business environment.

We are also focusing on the rapid and efficient integration of the Aventis CropScience business.

A further priority is to thoroughly restructure our Pharmaceuticals business at a faster pace.

In addition, we will aggressively implement our cost structure projects in order to stabilize earnings and optimize our business structures.

Last but not least, we want to follow through with the planned reorganization of the Bayer Group to ensure long-term competitiveness.

So what is the rationale behind our plan to reorganize the enterprise and its management structure so fundamentally?

We made this decision because the existing structures have met their limits and
- above all - because of the changing strategic requirements and competitive situation.

In almost all of our activities, we are now dealing with competitors who are focusing on the respective individual markets and technologies.

The structure of our core businesses must be every bit as focused, flexible and transparent as those of our leading competitors.

The question is how we can gain the advantages of these focused competitors without giving up our broad diversification - a strength that offers us not just considerable synergy potential, but also far more opportunities and a better balance of risk factors than if we limited our activities to a single market.

After all, we remain convinced that we possess sufficient potential and resources in all four business areas to attain and secure leading market positions and grow the value of our company faster than the average in the medium and long term.

To fully exploit this potential and grow the value of our enterprise in line with the legitimate expectations of our stockholders and the capital market, we aim to intensify our strategic management and make it more efficient.

At the same time, we will create structures for our business areas that correspond to those of our competitors and fundamentally strengthen our operative management.

That's why we are proposing to create four legally independent subgroups for our operating business, which is currently managed by the business groups. These subgroups, as well as three supporting service companies, would be placed under the joint umbrella of Bayer AG for strategic management.

Bayer HealthCare AG would consist of the Animal Health, Biological Products, Consumer Care, Diagnostics and Pharmaceuticals business groups. This company would encompass our entire health care service and product range, from innovative medicines through diagnostic technologies to our globally known OTC brands.

With sales of more than (euro)10 billion, our HealthCare business has enough critical mass to play a leading role in this highly competitive and innovative market.

We are convinced that this innovative performance spectrum gives us an outstanding and expandable business structure. Our broad portfolio - tailored to the needs of the health care market - should allow us to stand out from purely pharmaceutical companies in the eyes of both customers and the capital market.

We are not satisfied with the current level of profitability in this business area. Yet the restructuring we have already embarked on and the consistent exploitation of synergy potentials within this subgroup should give us every opportunity to fundamentally improve our long-term numbers to a level that justifies the expectations placed in us.

In addition, we will continue to search for a strategic partner for our Pharmaceuticals business.

In Agriculture - which, through the integration of Aventis CropScience and with your approval, will now become the CropScience subgroup - we are already one of the world's leading companies.

Our medium-term goal is to achieve sales of more than (euro)7 billion and an operating margin in the area of 20 percent.

Forming a subgroup would not only facilitate the integration of Aventis CropScience, but also create for our agriculture business a highly focused company with a management structure that matches those of our competitors.

In Polymers, too, Bayer is already a leading supplier with an outstanding product portfolio. The combined business volume of nearly (euro)11 billion satisfies all requirements regarding critical mass.

The challenge here lies in optimizing our technical structures - that's to say the processes, facilities, global site structures and logistics processes - across the boundaries of our current business groups so that we can withstand steadily increasing pressure from the competition.

By pooling our marketing and sales activities, moreover, we aim to become more efficient in our various markets and in comparison to our key customers, as well as to better develop customer potential than is possible in our current business group structures.

Last but not least, we want to strengthen our Chemicals business through strategic partnerships to enable it to compete over the long term with the leading specialties companies in terms of technology and market presence.

The importance of this - particularly for our German sites and for employees in our chemical facilities in Germany, which is where our chemicals operations are predominantly located - can hardly be overestimated.

Here, too, a legally independent Bayer Chemicals subgroup would lay important foundations; all potential partners for our Chemicals business are already organized as independent companies. In order to cooperate with such companies, we need to separate our activities from the AG structure.

With combined sales of more than (euro)4 billion and a portfolio ranging from specialties to fine and industrial chemicals, our chemical activities are without doubt among the most attractive potential partners for achieving the industry consolidation that we are convinced remains necessary.

To support these four subgroups, we possess a broadly based, efficient service portfolio that we also plan to restructure along entrepreneurial lines throughout the world.

Here, too, there is great synergy potential, both in the individual companies and in the combined range of optimized services for the enterprise as a whole. We view the service companies, which will also have full operating responsibility for their respective business, as competence centers and market-oriented service suppliers.

For business and administrative services, we plan to create the subsidiary Bayer Business Services. We see considerable advantages in supplying these services to the Group from a single source in the future.

Bayer Technology Services will pool central engineering services, plant engineering and process development.

The site services company will supply and optimize all site-related services for internal and external customers.

We are convinced that the creation of subgroups for our business areas, supported by service companies, will make us as focused and flexible as the competition, without our having to give up the synergy advantages of the Bayer Group.

And there are a number of other advantages too.

We would increase our transparency for internal steering and value management, and also for our investors and the capital market.

We could greatly reduce the complexity of our company by fully aligning operative management to the individual subgroups and their needs and providing it with support in the form of business processes and information systems.

But above all, we would strengthen the independence and entrepreneurial freedom of our operating units by transferring their management to legally independent subgroups with global responsibility.

On the other hand, we want to maintain the unity of the Bayer Group as a whole - let me be perfectly clear about that. Of primary importance here is the strategic management of the enterprise as a whole, which is also to be permanently strengthened through our reorganization process.

To achieve this, we are reorganizing the Group Management Board, which in future will concentrate fully on strategic decisions and management of the overall portfolio.

Accordingly, the Group Management Board will perform primarily the following core tasks:

o    continuous management of the Group portfolio

o    Group-wide selection and development of top management personnel

o defining the Group's medium and long-term goals, including allocation of the strategic and financial resources necessary to achieve them

o defining and monitoring performance targets such as annual sales and earnings budgets

o continuous evolution of efficient incentive systems to support performance and value management

o launch of Group-wide initiatives and projects to optimize jointly used processes and structures.

The composition of the Group Management Board will be in line with these core responsibilities.

Under the leadership of the Board of Management, Group management will act as a unified entity across subgroup boundaries, with an uppermost management level that includes both the Board of Management and the heads of the subgroups.

Cooperation within this management level will be characterized by a clear division of duties and roles between independent management of the subgroups' operations and strategic management of the entire enterprise.

We see this joint management as an essential guarantor of cohesion within the enterprise, the individual parts of which will quite intentionally have far more independence in the future.

So much for the goals of, and reasons for, the reorganization of the Group and its management. You have received detailed information on this in the Group Reorganization Report and the Notice of the Annual Stockholders' Meeting.

The new Group management will be responsible for achieving these goals on behalf of the employees, our customers and not least you, our stockholders. At the end of this Meeting, Mr. Wenning will take over at the company's helm.

I am certain that you will give him and his team the same degree of trust and support that you gave to me during the ten years in which I served as Management Board Chairman of Bayer AG.

This trust and support constantly served as a solid foundation and a reliable backing that I could build on in both the good times and in the more difficult phases of my ten-year tenure as Bayer CEO. For that I would like to thank you most sincerely.

Much has been accomplished in this period. We steadily expanded our company and focused on the areas where we saw the greatest potential and the best opportunities.

I won't go into detail here about our performance and numbers, but I would like to summarize my time as Bayer CEO by focusing on two points that were particularly important for Bayer and for me at the time.

I am referring here to our strategy at the beginning of the 90s to fundamentally restructure the Group portfolio and expand the Health Care and Agriculture business areas in particular. We set ourselves the goal of boosting these areas' combined share of Group sales from 34 percent back then to 50 percent.

We achieved this goal, counting the Aventis CropScience acquisition:
Agriculture's share of sales has climbed from 13 to 24 percent, while Health Care's share rose from 21 to 31 percent - so that's 55 percent in total.

The share of our industrial business declined accordingly, from 49 to 45 percent.

The restructuring of our Group portfolio is based above all on organic growth - that's to say our extensive investment in research and development and the systematic expansion of our international market presence.

However, there have also been major acquisitions, such as Sterling's North American OTC business, including the Bayer Cross in the United States; Chiron Diagnostics; and above all Aventis CropScience.

On the other hand, we also streamlined the portfolio through a number of strategic divestitures. Two examples are the sale of Agfa and Erdolchemie.

In our industrial business the focus was on heavy investment, particularly the expansion of our polymer facilities around the world and including the construction of new sites. Yet here too, there were sizable acquisitions and divestment of many activities that had become non-core. Examples are the acquisition of the Lyondell polyols business and the divestiture of the Dralon fibers business, the titanium dioxide business and the textile dyes.

In the course of our portfolio management overall, we have acquired businesses with a total sales volume of (euro)7.2 billion and divested activities with a volume of (euro)8.5 billion since 1996, including the divestitures planned for this year.

I believe these numbers speak for themselves.

The second point I'd like to mention in this summary is the goal of achieving a sustained, long-term increase in our corporate value.

Here it is not quite so easy to evaluate our performance. Following the market withdrawal of our cholesterol-lowering drug last year, we suffered a significant setback that unquestionably clouds our ten-year performance.

Nevertheless, we achieved a lot in this respect - maybe even more than we expected ten years ago.

On April 30, 1992, Bayer's share price stood at the equivalent of (euro)14. This corresponds to a market capitalization of (euro)9.2 billion.

Now, in mid-April 2002, our share price is in the region of (euro)40, giving us a market capitalization of more than (euro)29 billion.

This means that we have increased the value of our company by about (euro)20 billion, or more than 200 percent, since April 1992. Ladies and gentlemen, this is a sizable increase that we can be proud of.

If we include the (euro)6.5 billion that Bayer has paid out in dividends since 1992, including the proposed dividend for 2001, the performance is even better.

I will not deny that we all want and expect more. The events of 2001 showed that the share price trend is not a one-way street, and that a company with our structure also faces considerable risks. Yet the ten-year figures show that we have succeeded in enhancing the value of our company over the long term and in offering our stockholders an attractive return on their investment in Bayer.

Moreover, we are convinced that our company has great further potential that far exceeds this valuation.

That potential lies above all in the expertise and the skills of the 117,000 employees who work for Bayer worldwide and who ensure that we can continue to provide our customers with the services, products and solutions they have come to expect of us.

That's why I would like to say a special word of thanks to all our employees for what they have done for Bayer.

The last ten years as Chairman of the Board of Management were a fascinating time for me. I am proud and happy that I was able to contribute to making Bayer fit for the future.

I am confident that the new management team under the leadership of Werner Wenning will do everything in its power to fully exhaust Bayer's potential - on behalf of our employees, our customers and above all our stockholders.

Thank you.

                                    EXHIBIT 4

Dr. Manfred Schneider at the Annual Stockholders' Meeting of Bayer AG in
Cologne: "Reorganization, cost containment and earnings improvement have top priority"

After-tax income up 20 percent to EUR 524 million in the first quarter of 2002 / Still no clear sign of a recovery / Higher after-tax income due to divestitures

Cologne/Leverkusen - "The business trend this year presents major challenges for us," explained Dr. Manfred Schneider, Chairman of the Board of Management of Bayer AG, at the company's Annual Stockholders' Meeting on Friday in Cologne. "We are setting clear priorities," he added. According to Dr. Schneider, Bayer will do everything in its power to improve earnings again in an unfavorable business environment - parallel to the extensive reorganization preparations. This includes aggressive implementation of the cost-containment projects in order to stabilize earnings and optimize business structures. With these 11 programs, Bayer aims to achieve total savings of EUR 2 billion by 2005. Further areas of focus include the rapid and efficient integration of Aventis CropScience and the thorough restructuring of the Pharmaceuticals business at a faster pace.


The reorganization of the Bayer Group is proceeding swiftly. The new structures are to be in place by July 1, 2002, which should boost competitiveness, strengthen the focus on Bayer's core businesses and increase transparency, flexibility and agility. "We are convinced that the creation of subgroups for our business areas, supported by service companies, will make us as focused and flexible as the competition, without our having to give up the synergy advantages of the Bayer Group," commented Schneider, who was succeeded by former Bayer CFO Werner Wenning as Chairman of the Board of Management at the end of the Annual Stockholders' Meeting after a ten-year tenure at the company's helm.

Business situation remains difficult

Dr. Schneider also commented on the Group's current business performance. "The business situation remains difficult," he said, adding that, following a sharp decline in earnings in 2001, the first quarter of 2002 was also unsatisfactory. Schneider still sees no clear signs of a real recovery. Group sales from continuing operations declined by 6 percent to EUR 7 billion in the first three months of this year, while the operating result before exceptional items dropped by 46 percent to EUR 493 million. Operating profit after exceptional items remained steady at EUR 821 million (2001: EUR 824 million). Income after taxes increased by 20 percent over the same period last year to EUR 524 million.

Turnaround in Biological Products


In the Health Care business area, the turnaround in Biological Products and the continuing upswing in Diagnostics could not compensate for the weakness in Pharmaceuticals, Schneider said, adding that Animal Health continues to perform very well while Consumer Care has suffered setbacks, particularly in North America and Argentina. Overall sales of the Health Care business area fell by 6 percent to EUR 2.4 billion. The operating result before exceptionals dropped 36 percent to EUR 244 million. According to Dr. Schneider, however, it must be remembered that Lipobay(R)/Baycol(R) still contributed substantially to sales and operating profit in the first quarter of 2001.

Crop Protection still developing well


The Crop Protection business continues to develop well, with sales growing by 6 percent to EUR 866 million. The operating result dropped by 32 percent to EUR 144 million, however, due in part to write-offs of receivables in Latin America and to integration costs already incurred.

Polymers under pressure

The expected recovery in Bayer's industrial business has not yet materialized, Schneider stated. Polymers in particular remain under pressure, with sales falling by 7 percent to EUR 2.6 billion. The operating result declined by 60 percent to EUR 92 million. "This is a further indication that there has been no change in the trend so far," said Schneider. Sales of the Chemicals business area fell by 17 percent to EUR 847 million, while its operating result dropped by 42 percent to EUR 77 million.


"In view of the currently unsatisfactory situation, we are doing all in our power to adopt countermeasures and improve our earnings performance," Dr. Schneider stressed. Most important in this respect are the cost structure projects, from which Bayer expects savings of EUR 500 million this year. Schneider anticipates positive earnings in Biological Products, as well as considerably better results from Diagnostics.

The Pharmaceuticals Business Group, on the other hand, will have to undergo further adjustments. Schneider expects a continuing strong performance from the crop protection business, although its earnings will be temporarily impacted by expenses for the integration of Aventis CropScience. Bayer does not anticipate a substantial improvement in its industrial business. This applies to both Polymers and Chemicals, especially since raw material prices are rising again and the markets remain unstable. The cost-containment programs Bayer has introduced will not fully compensate for the continuing pressure on margins.


Much higher after-tax income expected


According to Schneider, it is extremely difficult to forecast the operating result for 2002 as a whole in view of the current unpredictable economic situation: "It will therefore be another few weeks before we can give a well-founded estimate." Despite the uncertainties in Bayer's operating business, the company anticipates much higher after-tax earnings, as considerable additional income is expected from this year's planned divestiture of businesses and affiliates. These include Haarmann & Reimer, Rhein Chemie, PolymerLatex, the household insecticides business and the remaining generics activities.

The 2002 Annual Stockholders' Meeting marks the end of Dr. Schneider's mandate as Chairman of the Board of Management. During the Meeting, the stockholders are expected to elect Schneider to the Supervisory Board. Further highlights of the event are the stockholders' votes on numerous points concerning the planned reorganization, as well as the election of the stockholders' representatives to the Supervisory Board.



Leverkusen,       April 26, 2002
hhb               (2002-04-126E)

Contact:
Gunter Forneck,                     Tel.: +49-214-30-50446
Hans Graf von Hochberg,             Tel.: +49-214-30-82895
(during the Annual Stockholders'
Meeting on April 26:                Tel.: +49-221-284-4724)

Forward-Looking Statements

This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

The text oft the Interim Report for the First Quarter of 2002 is printed below:

[See Exhibit 1 to this report on Form 6-K]

                                    EXHIBIT 5

Following the Annual Stockholders' Meeting:
Dr. Manfred Schneider named new Bayer Supervisory Board Chairman

Hermann Josef Strenger named Honorary Chairman

Leverkusen - Dr. Manfred Schneider, previously Chairman of the Board of Management of Bayer AG, was elected Chairman of the company's new Supervisory Board at the Board's constituent meeting held immediately after Friday's Annual Stockholders' Meeting in Cologne. Dr. Schneider succeeds Hermann Josef Strenger, who had been Chairman of the Supervisory Board since 1992 and has now been named an Honorary Chairman. Erhard Gipperich, Chairman of the Works Council of Bayer AG and Vice Chairman of the Supervisory Board since 2000, was reelected this position.

The Annual Stockholders' Meeting had already voted Dr. Schneider and the other nine proposed stockholders' representatives onto the Supervisory Board by a large majority. The stockholders' representatives are Dr. Paul Achleitner, Dr. Josef Ackermann, Prof. Dr.-Ing. E.h. Hans-Olaf Henkel, Dr. h.c. Martin Kohlhaussen, John Christian Kornblum, Dr. Heinrich von Pierer, Dr. Wolfgang Reitzle, Prof. Dr. Ernst-Ludwig Winnacker and Dr. Hermann Wunderlich. Substitute members are Jochen Appell and Dr. Hans-Dirk Krekeler.

The following employees' representatives were elected to the Supervisory Board by the assembly of Bayer employees' delegates on January 22, 2002: Karl Josef Ellrich, Erhard Gipperich, Karl-Heinz Huchthausen, Petra Kronen, Wolfgang Schenk, Hubertus Schmoldt, Dieter Schulte, Siegfried Wendlandt, Reinhard Wendt and Thomas de Win.


Leverkusen,       April 26, 2002
hhb               (2002-04-141E)

Contact:
Hans Graf von Hochberg, phone + 49 214 30 82895
E-mail: hans.hochberg.hh@bayer-ag.de

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Bayer Aktiengesellschaft
                                       (Registrant)




Date: April 29, 2002              By:  /s/ ROSAR
                                       ----------------------------------------
                                       Name: Dr. Alexander Rosar
                                       Title:   Head of Investor Relations



                                       /s/ BUCHMEIER
                                       ----------------------------------------
                                       Name: Dr. Armin Buchmeier
                                       Title:   Senior Counsel